

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Michael Bond
Chief Financial Officer
Vislink Technologies, Inc.
350 Clark Drive , Suite 125
Mt. Olive , NJ 07828

Re: Vislink Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
File No. 001-35988

Dear Mr. Bond:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 42

1. Please amend your filing to clearly and separately disclose your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2021. See Items 307 and 308 of Regulation S-K. We note that your disclosure controls and procedures section references an assessment that "began in the second quarter of 2021 and is ongoing" and that the internal control over financial reporting section indicates that disclosure controls and procedures were not effective.

Exhibits 31.1 and 31.2, page 47

2. Please revise the certifications provided in Exhibits 31.1 and 31.2 to include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Michael Bond
Vislink Technologies, Inc.
September 7, 2022
Page 2

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume, Senior Staff Accountant at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing